

Clorox Begins and Ends With the Consumer

Fiscal 2004 Key Results by Operating Segment

	Net Sales[1]	Percent of Company Net Sales	Net Sales[2]	Pretax Earnings[2]
Household Products — North America	$2.3 billion	54%	+3%	-1%
Specialty Products	$1.4 billion	33%	+4%	+1%
Household Products — Latin America/Other	$0.6 billion	13%	+12%	+95%

1. Intersegment sales are insignificant.
2. All comparisons are with fiscal year 2003; pretax earnings exclude the results of discontinued operations.

Net Sales

00	01	02	03	04
$3,941	$3,859	$4,022	$4,144	$4,324

Operating Profit

00	01	02	03	04
20%	17%	19%	21%	20%

Cash from Operations

00	01	02	03	04
$681	$747	$876	$803	$899

Net Earnings

00	01	02	03	04
$394	$323	$322	$493	$549

Return on Invested Capital

00	01	02	03	04
11.8%	11.2%	13.4%	14.7%	14.5%

Diluted Net Earnings Per Share

00	01	02	03	04
$1.64	$1.35	$1.37	$2.23	$2.56

1. Operating Profit — Earnings from continuing operations before income taxes, excluding restructuring and asset impairment costs, interest expense and other income, net, as reported in the Condensed Consolidated Statements of Earnings on page 20.
2. ROIC — After-tax operating profit (excluding deferred taxes and restructuring charges included in cost of goods sold) divided by average total invested capital.

Cumulative Total Shareholder Return July 1, 1999, through June 30, 2004 (assumes reinvestment of quarterly dividends)

○ Clorox ○ Peer Companies ○ S&P 500

Peer companies — An average of 20 consumer packaged goods companies used for benchmarking purposes.



+12 %
-11 %
1999
2000
2001
2002
2003
2004



Fellow Shareholders and Employees

2004 was a very good year for Clorox.

> Sales grew 4 percent to $4.3 billion.
> Eight of the 10 business units grew volume.
> We generated more than $100 million in cost savings.
> We achieved a top-tier operating margin at just over 20 percent of sales.
> Earnings grew 15 percent to $2.56 per diluted share.
> We earned 14.5 percent return on our invested capital.

2004 was also a very good year for Clorox shareholders.

> Total shareholder return grew 29 percent.

Importantly, the year played out much as we anticipated. We needed to improve our consistency and predictability — and we did, delivering against both the year's business and financial plans.

As I look back over the year, I'm very proud of what Clorox people accomplished. Their focus on a few key priorities drove our strong performance. Everyone did a great job.

So, how does the future look? During 2004, we engaged in a major effort to develop our strategic plans and goals through 2008. We stepped back and tried to clearly understand the kind of company we are, where we excel, and how we will win in the future. I want to share some of our conclusions with you.

What Is Clorox?

With our fairly broad portfolio of brands and categories, I am often asked, "What is Clorox?"

In my view, Clorox is simply the best company in our business at building big market-share brands in midsized categories... brands that make people's lives easier, healthier and better.

Let me break that down further, because it contains some important ideas.

First of all, market share is a very important scorecard. It's a measure of how consumers vote when they choose among competing products. And it is an essential key to profitability. With customer consolidation and consumer fragmentation today, the rewards go to brands with big shares in their categories. Most of our business today is in big-share brands like Clorox® bleach, Kingsford® charcoal, Brita® water filtration, Glad® bags and wraps and many of our other brands.

Our business is also focused on midsized categories. Typically, these are not huge, global categories with large global competitors. They tend to have a more regional geographic profile, for example, the United States, and generally have only one or two major competitors. They are a sufficient size to support our business model. At the same time, they are not so unique or focused that they're niche categories and too small for us. And in those few areas where we participate in somewhat larger categories, our goal is to stake out strong positions in smaller, defendable segments, such as Hidden Valley® in the Ranch segment of the salad dressing category.

We succeed because we bring big-company capabilities to these midsized categories in areas like technology, innovation, consumer marketing, retail customer capability and strong cost-structure management. The results are leading shares and consistent returns.

How do we compete in our eight major categories? We focus on building brands that make people's lives easier, healthier and better.

We have brands like Clorox® disinfecting wipes, which kill germs to help make life healthier...like Glad® Press 'n Seal™, which makes protecting food easier...and Hidden Valley® with its great Ranch flavor, which makes life just a little better. Our focus on delivering these kinds of benefits with brands that have big shares in midsized categories...that's what Clorox is all about.

Our Portfolio — "Creating the Right to Win"

We are also all about winning...with consumers...with customers...with shareholders. Every business needs to have a "right to win." What does that mean? It means owning a strong, advantaged market position that delivers and sustains exceptional returns. We expect to be the No. 1 or a strong No. 2 brand in each and every business. Weak brand positions that don't have the potential to win in the marketplace will not have a place in our business.

As a part of our strategy work this past year, we evaluated our portfolio of brands, businesses and countries. That includes our business in the United States and our businesses in Latin America, Asia-Pacific and other geographies. Each one needed

LARRY PEIROS, GROUP VICE PRESIDENT

"Everything we do, every day, must begin and end with the consumer. At Clorox, nothing is more important."



to justify its place in our portfolio and why it is winning or how it can win in its competitive environment. That review confirmed our belief in the strength of this portfolio. Nearly all of the businesses in our portfolio around the world have or can create the "right to win."

Importantly, that does not mean that we are going to invest equally in each business. We aren't. We have made a conscious choice to invest to create the "right to win" in some areas where we believe that investment will yield solid results in growth and profitability for us and our shareholders over the next several years. The Glad® products business is an example where we are investing heavily to introduce new "gamechangers" that we believe will generate long-term profitable growth and a stronger market position.

There are other businesses that are equally focused on winning, but where we are consciously restricting our investment...sometimes because we already have strong defendable positions... and sometimes because other brands and businesses simply offer better returns or opportunities.

Now, there is also a small part of our portfolio that we will optimize for value. That means we will manage these businesses for cash or we could potentially exit them.

The bottom line...we have a strong portfolio. We will stratify our investments more aggressively and we will focus on our "right to win" in each business.

Winning With Corporate Capabilities — "The 3Cs and 3Ps"

On its own, the strength of the portfolio is not enough. A great deal of our work over the past year focused on identifying areas where we have or can create "corporate capabilities" that give us further ability to win in our categories.

We've identified six key strategic capabilities. We call them the 3Cs and the 3Ps. The 3Cs (consumer, customer and cost) are our core business capabilities. The 3Ps (people, process and partnerships) are enabling capabilities. In other words, they help us deliver our business strategies. Here's a quick overview:

FRANK TATASEO, GROUP VICE PRESIDENT

"Success with customers will be driven by the unique, value-added services we provide to help grow their businesses with our market-leading brands."



Consumers — "Begin and End With The Consumer"
Identifying and satisfying consumer needs with brands and products is at the heart of everything we do. We simply need to be better in this area than the competitors in our categories. Ultimately, we believe this is about having world-class consumer insights — our own unique capability to deeply understand our consumers. We then deploy those insights to develop consumer-preferred new products, to build our retail customers' categories with our brands, to better target consumer segments and to communicate with consumers. We're devoting a good portion of this annual report to our consumer efforts, including insights, innovation and brand building. After all, Clorox begins and ends with the consumer.

Customers — "Grow Our Customers' Categories With Our Brands"
Our customers, that is, our retail partners, play a critical role in helping us reach the consumer. Simply said, our business is good when our customers' businesses are good.

Over the past decades our success with customers has primarily been built on the strength of our No. 1 and our strong No. 2 leadership brand positions. That is still true, but it's no longer sufficient.

We must also provide our customers with an integrated portfolio of high-impact, value-added, supply and demand-building services...like category management, creative customer comarketing programs, expertise in supply chain and financial analysis and consumer insights unique to a retailer's shoppers.

That's really what our customer strategy is all about: pairing our leadership brands and the right set of our innovative ideas and services with our customer's strategies so that we both grow.

Cost — "Cut Costs and Enhance Margins"
Cutting costs has been a critical focus at Clorox for several years. Through our strategy to cut costs everywhere (CCE), we've had some remarkable results. In fiscal 2003 and 2004 alone, Clorox employees generated more than $275 million in cost savings.

DAN HEINRICH, SENIOR VICE PRESIDENT — CHIEF FINANCIAL OFFICER

"Cost savings, productivity improvements and margin growth will be significant factors in achieving our growth and earnings targets over the next five years."



Some people have asked whether there are any further cost-saving opportunities. Absolutely. There are still substantial cost savings in our future. But we're taking our program to the next level. We will still cut costs everywhere; but we are now also keenly focused on driving productivity and enhancing margins as an important part of our efforts. We will now call the strategy cut costs and enhance margins (CCEM).

We've identified numerous projects that cut across the boundaries of our businesses. Examples include capturing the real value of our Project Delta enterprise resource systems implementation through more efficient processes and decision-making tools. We are also standardizing best-in-class manufacturing tools and processes to eliminate waste in our supply chain and drive productivity gains throughout manufacturing operations. That is a big opportunity. We've prioritized and sequenced these and other major projects so we can deliver consistent cost savings and margin improvements over the next several years.

People — "Create the Right to Win Through Clorox People"
Clorox has great people. They're passionate, smart, hard working and dedicated. Staying at the top of our game means continually raising the bar of performance. People development is a top priority.

One key effort will be to develop leaders by using what we call the Clorox Leadership Model. We are convinced this will improve our leadership capabilities and our bench strength over time. Over the next several years, we will ensure that we have the strong leaders and the diverse company culture that we need to drive top-tier performance...to have the "right to win."

Process — "Deliver Better Results Faster Through Process Discipline"
When you get down to basics, there are four things we do as a company. We build brands with consumers. We build business with customers. We create new and better products. And we ensure the supply of our products. These are our major processes.



KEITH TANDOWSKY, SENIOR VICE PRESIDENT — CHIEF INFORMATION OFFICER

"Now that our systems implementation is complete, we're focusing on process management to substantially improve our speed, our efficiency and our decision-making."

With the successful completion of the Project Delta systems implementation, we're now establishing new and higher performance standards in these major processes along with clear metrics and accountability for delivering enhanced results. We're also working hard to be sure that we have real-time actionable information. Ultimately, this is about having a seamless organization — one that works effectively across the boundaries of businesses and functions. Process discipline is a meaningful enabler of improved performance.

Partnerships — "Leverage Partnerships to Drive Growth and Scale"

One of the questions I sometimes get asked is how Clorox can compete in a business where some of our competitors are larger. Over the past several years, Clorox has been building an important partnering capability. In other words, leveraging outside relationships that can help us grow and give us what I call "virtual scale."

Clorox Research and Development is an excellent example. Over the past several years, the function has transformed a "not invented here" culture to one that is constantly on the prowl for ideas and technology from other sources. We now have close partnerships with strategic suppliers, universities and even folks who compete with us in other categories. We developed a "breathable" food storage bag for freshness with Dow. We licensed the Teflon® trademark from DuPont to communicate the nonstick properties of new Clorox® bathroom cleaners. We formed a Glad® products joint venture with Procter & Gamble to access new plastics technology.

But we will move even further in the partnering arena. We are pursuing new relationships to ensure that our cost structure matches or beats our competitors in every category, whether it's production, distribution, procurement, marketing or any other area. We believe teaming up with the right partners in a variety of ways is a key to creating the "right to win" in our businesses over the long term.

The Path Forward

So the strategy work really comes down to three things. First, we have confidence in our portfolio of brands and businesses,

JACKIE KANE, SENIOR VICE PRESIDENT — HUMAN RESOURCES

"The difference between the most successful and least successful companies is the quality and motivation of their people. That's why we're investing in our 'right to win' through Clorox people."



and we will aggressively segment and allocate investments to the best opportunities. Second, we will compete increasingly on corporate capabilities and we will focus on the diligent execution of our consumer, customer, cost, people, process and partnership choices. Third, we expect to deliver top-tier financial performance versus our peers.

So, what does Clorox look like in 2008?[1]

> We expect sales to grow 3 percent to 5 percent each year, excluding acquisitions.
> We expect to have solid expansion of both our gross margins and operating margins.
> We expect to deliver earnings-per-share growth at a rate higher than operating profit growth.
> We expect that return on invested capital should increase to a range of 16 to 17 percent by 2008.
> We will continuously improve our consistency and predictability.
> We will improve our corporate capabilities to sustain our right to win.
> We will look at sensible extensions of our portfolio and our geographic presence to ensure continuing growth beyond 2008.

And at the end of the day, we expect to deliver top-third total shareholder return in our peer group...because ultimately, the strategy is all about performance.

I'm proud of the results Clorox people delivered in fiscal 2004, and we are excited about our future. I look forward to reporting on our progress.

Sincerely,



Gerald E. Johnston
President and Chief Executive Officer
August 30, 2004

(1) As previously communicated, Clorox is having discussions with its major shareholder, Henkel KGaA. Henkel has announced that it might sell all or some of its stake in Clorox. At the time of this printing, the outcome of those discussions and the impact, if any, on the company's financial outlook is not known.



PETE BEWLEY, SENIOR VICE PRESIDENT — GENERAL COUNSEL

"Partnerships provide a real opportunity to enhance our performance — to drive innovation, improve efficiency and generate virtual scale."



At Clorox, nothing is more important than the consumer. That's why building superior brands through world-class consumer insights and innovation is at the heart of our corporate strategy.

Consumer Insights

Understanding consumers' needs and desires is the first step in creating the right to win in our businesses. By identifying actionable consumer insights, we're able to develop innovative products that consumers prefer, and ultimately build strong brand equities that consumers trust to meet their needs.

Glad® Press 'n Seal™ sealable wrap is just one example of how we're leveraging consumer insights. Introduced in fiscal 2004, Press 'n Seal™ addresses two of consumers' biggest complaints about plastic wrap — sticking to itself and not sticking to the container surface. Building on those insights, we created an innovative new wrap featuring a patented technology that uses embossed film with food-safe adhesive in the dimples. The product is activated when a consumer applies pressure, delivering an unmatched sealing benefit without the hassle of regular wraps. Press 'n Seal™ is a big hit with consumers and, more than a year after it hit store shelves, the market has yet to see a similar competitive product.

Moving forward, Clorox is committed to creating competitive advantage through a sustained, disciplined and relentless focus on consumer insights across all levels and functions of the company. That means embracing the principle that consumer insights guide everything from research and development to product supply to sales and marketing. For example, our sales force can help retail customers leverage key insights to more effectively reach the consumers who shop in their stores.

Integral to this holistic approach to consumer insights is a standardized way to ensure the organization develops a superior understanding of key insights in a fast, efficient and consistent manner. The first step is to define the key business choices we must make to drive brand equity. We must then apply the right process, tools and best practices for translating that insight into actionable brand-building initiatives. Finally, we are assigning owners to ensure the process works and evolves, and identifying measures that will tell us when we are successful.



BETH SPRINGER, VICE PRESIDENT — GENERAL MANAGER, GLAD PRODUCTS

"Strong consumer insights start with a thorough understanding of consumer motivations and behaviors. When we connect consumer understanding with the products we bring to market, it's a win for Clorox, our shareholders and consumers."


GLAD
Press'n Seal
GRIPTEX
Fridge
Refrigerateur
Refrigerador
Press'n Seal


CLOROX

Innovation

One of the best ways to bring consumer insights to life is using them to create new products. To be successful, we must have a process that connects insights to innovative product designs with exclusive features consumers value. We must also have access to the right technology, even if that means looking outside of our own walls. Finally, we need to focus our efforts where we can win.

Because product innovation depends on a steady stream of ideas, we're zeroing in on the early development stages to boost the quantity — and quality — of product ideas we generate. We have created a process called "Wings" to help improve management alignment and speed on new-product projects. The process guides teams quickly and efficiently through a series of steps, from defining projects and allocating resources to generating ideas for concepts based on consumer needs and trends.

We've also changed our mindset around technology. We realize the right technology gives us the right to win. We also realize we don't always have the resources to develop the technology we need in-house. So we formed a network of outside partners who can help us bring technologies to market. Currently, we have exclusive development arrangements with more than 50 partners including universities, major suppliers and smaller firms with unique technologies.

Finally, we're taking a more targeted approach to innovation, carefully prioritizing the products we focus on and the technologies we pursue. The key is managing risk and allocating resources in alignment with the specific roles and strategies of our businesses.

Our approach to innovation is evident in the fiscal 2004 introduction of Clorox® Bleach Pen® gel, which removes stains on a variety of surfaces and has even become popular among teens for personalizing clothing. The pen-like tool, which went from initial concept to store shelves in under 15 months, addresses the consumer's desire to better control how bleach is applied. We obtained rights to the design of a Japanese glue stick and adapted it to dispense our specially formulated bleach gel. In its first year, Clorox® Bleach Pen® exceeded all sales goals, was named one of the best new products by *BusinessWeek* magazine, and received an award from the Institute of Packaging Professionals for innovative packaging in household products.

WAYNE DELKER, VICE PRESIDENT — RESEARCH AND DEVELOPMENT

"Important product innovations are rarely the result of good luck or spontaneous inspiration. To be successful, we must take a consistent, strategic and efficient approach to generating new product ideas based on a clear understanding of the consumer."



Brand Building

Brand building at Clorox is about our ability to transform consumer insights into integrated business strategies and marketing activities. In other words, we must communicate with consumers in a way that creates a strong emotional connection to our brands and ultimately drives a change in behavior.

We believe the most valuable consumer insights fully run through a brand's business activities — from development of a product to the way the brand is positioned, advertised, promoted and merchandised. Therefore, our key opportunity is to develop a deep understanding of our target consumers and find the best way to reach them with consistent, single-minded communication about the promise of the brand. If we do this well, consumers become advocates for the brand — that is, they love the brand so much that they not only use it but actually help sell it.

The Kingsford® charcoal business is an ideal case study: Our target consumers prefer the taste of charcoal-grilled foods over those cooked on gas grills, and they associate barbecuing with family, friends and good times. We also know that consumers tend to regard grilling primarily as a summertime activity, and they often buy charcoal on an impulse while shopping.

The Kingsford® business strategy is to increase the frequency with which consumers barbecue. Leveraging these insights, we achieve this strategy through ads in which consumers emphasize the superior taste of foods cooked with Kingsford®.

In addition, a range of marketing and promotional activities encourage barbecuing year-round — from New Year's Day to Mother's Day to Labor Day and back again. Retailers reinforce these insight-driven messages through in-store advertising and displays of Kingsford® with complementary grilling products in high-traffic areas such as the meat aisle. We also link barbecuing with popular pastimes such as tailgating at sporting events or through sponsorships, for example promoting NASCAR on charcoal packages.

This fully integrated brand-building approach has contributed to outstanding results on the Kingsford® business. Kingsford® ended fiscal 2004 by delivering its 13th consecutive quarter of year-over-year volume growth, achieving its highest annual market share ever, driving overall growth in the U.S. charcoal category and maintaining its position as market leader.

DEREK GORDON, VICE PRESIDENT — MARKETING

"Building exceptional brands requires finding the best ways to translate our understanding of consumers' needs and desires into a common theme that runs through every marketing activity. That's when consumers truly trust and become advocates for our brands."





The Clorox Company Portfolio


CLOROX
CLOROX 2
Bleach for Colors
CLOROX Bleach Pen

CLOROX LAUNDRY ADDITIVES


GLAD Press'n Seal
GLAD ForceFlex
GLAD WARE
Mini Round

PLASTIC BAGS, WRAPS & CONTAINERS


Wow! No More Dirty Brush!
CLOROX Toilet Wand
CLOROX Disinfecting Wipes
CLOROX Teflon

CLOROX CLEANING


409
Pine-Sol
Tilex
Mold & Mildew
Liquid-Plumr

HOME CLEANING BRANDS

We are the best at building big-share brands in midsized categories... brands that make people's lives easier, healthier and better.


KC Masterpiece
Original
Hidden Valley
The Original
Ranch
Dressing

DRESSINGS & SAUCES


Fast Lighting!
Kingsford
Match Light
Better BBQ Flavor Than Gas
Kingsford
The Original
Charcoal Briquets

CHARCOAL


BRITA
BRITA

WATER FILTRATION


Lint-Free!
Armor All
Cleaning Wipes
Armor All
Original
STP
Jet Fuel
STP
Gas Treatment

AUTO CARE


Fresh Step
Scoop Away

CAT LITTER


Clorox
Ayudín
Desengrasante
Poett
Glad
Ultra-Wrap
30

INTERNATIONAL BRANDS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of The Clorox Company:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended (not presented separately herein), and in our report dated August 5, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Ernst + Young LLP

San Francisco, California
August 5, 2004

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of The Clorox Company:

We have audited the consolidated statements of earnings, stockholders' equity, and cash flows of The Clorox Company and its subsidiaries (the "Company") for the year ended June 30, 2002. Such consolidated financial statements and our report thereon dated September 4, 2002, expressing an unqualified opinion (which are not included herein) are included in Appendix A to the proxy statement for the 2004 annual meeting of stockholders. The accompanying condensed consolidated financial statements for the year ended June 30, 2002 are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated statements of earnings, stockholders' equity and cash flows for the year ended June 30, 2002 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Oakland, California
September 4, 2002

Stockholder and Financial Information

Stock Listing

The New York Stock Exchange and Pacific Exchange list The Clorox Company's common stock, which is identified by the symbol CLX.

Transfer Agent, Registrar and Dividend Disbursing Agent

Inquiries relating to stockholder records, change of ownership, change of address and the dividend reinvestment plan should be sent to:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
(781) 575-2726
TDD (800) 952-9245 for hearing impaired
www.equiserve.com

Stockholder Information Service

Shareholder.com offers the latest Clorox news. Stockholders can call (888) CLX-NYSE (259-6973) toll-free 24 hours a day to hear messages about Clorox, request company materials or get a 20-minute-delayed stock quote. For more information, visit www.shareholder.com.

Dividend Reinvestment Plan

Clorox offers holders of its common stock a dividend reinvestment plan. Investors who take advantage of the plan can purchase additional shares at no cost (most fees are paid by Clorox) through a voluntary cash investment plan. For more information or plan materials, call (888) CLX-NYSE (259-6973).

2004 Financial Information

The following pages of the Clorox 2004 Annual Report contain summary financial information. Full financial statements are provided in the company's Notice of 2004 Annual Meeting and Proxy Statement. Detailed financial information is available through the following sources:

> The company's Proxy Statement, which will be mailed to all stockholders, is available at www.clorox.com.

> The company's **Form 10-K Annual Report** to the Securities and Exchange Commission for the year ended June 30, 2004, is available at www.clorox.com and through the SEC's EDGAR database. **Printed copies are available by calling (888) CLX-NYSE (259-6973).**

> The most recent certifications by the company's chief executive officer and chief financial officer pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the company's Form 10-K.

Except for historical information, matters discussed in the Annual Report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please look to the "Forward-Looking Statements and Risk Factors" and "Manage-ment's Discussion and Analysis" sections in the company's SEC Form 10-K for the year ended June 30, 2004, and subsequent SEC filings for a number of factors that can affect the company's performance and ability to achieve forward-looking statements. The information in this report reflected management's estimates, assumptions and projections as of Aug. 27, 2004. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Condensed Consolidated Statements of Earnings

Years ended June 30 (in millions, except share and per-share amounts)	2004	2003	2002
Net sales	$ 4,324	$ 4,144	$ 4,022
Cost of products sold	2,387	2,225	2,279
Gross profit	1,937	1,919	1,743
Selling and administrative expenses	552	532	526
Advertising costs	429	456	391
Research and development costs	84	76	66
Restructuring and asset impairment costs	11	33	184
Interest expense	30	28	38
Other income, net	(9)	(8)	(23)
Earnings from continuing operations before income taxes	840	802	561
Income taxes	294	288	204
Earnings from continuing operations	546	514	357
Earnings (losses) from discontinued operations, net of tax benefits of $7, $5 and $28 for the years ended June 30, 2004, 2003 and 2002, respectively	3	(21)	(35)
Net earnings	$ 549	$ 493	$ 322
Earnings (losses) per common share			
Basic			
Continuing operations	$ 2.58	$ 2.36	$ 1.54
Discontinued operations	0.01	(0.10)	(0.15)
Basic net earnings per common share	$ 2.59	$ 2.26	$ 1.39
Diluted			
Continuing operations	$ 2.55	$ 2.33	$ 1.52
Discontinued operations	0.01	(0.10)	(0.15)
Diluted net earnings per common share	$ 2.56	$ 2.23	$ 1.37
Weighted average common shares outstanding (in thousands)			
Basic	211,683	218,174	231,849
Diluted	214,371	220,692	234,704

Condensed Consolidated Balance Sheets

As of June 30 (in millions, except share and per-share amounts)	2004	2003
Assets		
Current assets		
Cash and cash equivalents	$ 232	$ 172
Receivables, net	460	463
Inventories	301	264
Other current assets	45	46
Assets held for sale	5	6
Total current assets	1,043	951
Property, plant and equipment, net	1,052	1,072
Goodwill, net	742	730
Trademarks and other intangible assets, net	633	651
Other assets	364	248
Total assets	$ 3,834	$ 3,652
Liabilities and Stockholders' Equity		
Current liabilities		
Notes and loans payable	$ 289	$ 361
Current maturities of long-term debt	2	213
Accounts payable	310	312
Accrued liabilities	643	537
Income taxes payable	24	28
Total current liabilities	1,268	1,451
Long-term debt	475	495
Other liabilities	377	376
Deferred income taxes	174	115
Stockholders' equity		
Common stock, $1.00 par value, 750,000,000 shares authorized, 249,826,934 shares issued and 212,988,540 and 213,676,668 shares outstanding at June 30, 2004 and 2003, respectively	250	250
Additional paid-in capital	301	255
Retained earnings	2,846	2,565
Treasury shares, at cost, 36,838,394 and 36,150,266 shares at June 30, 2004 and 2003, respectively	(1,570)	(1,507)
Accumulated other comprehensive net losses	(274)	(339)
Unearned compensation	(13)	(9)
Stockholders' equity	1,540	1,215
Total liabilities and stockholders' equity	$ 3,834	$ 3,652

Condensed Consolidated Statements of Stockholders' Equity

In millions (except share and per-share amounts)	Common Stock Shares (000)	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Shares Shares (000)	Treasury Shares Amount	Accumulated Other Comprehensive Net Losses	Unearned Compensation	Total	Total Comprehensive Income
Balance at June 30, 2001	249,827	$ 250	$ 195	$ 2,142	(13,136)	$ (441)	$ (202)	$ (11)	$ 1,933	
Comprehensive income										
Net earnings				322					322	$ 322
Translation adjustments							(215)		(215)	(215)
Tax effect on translation adjustments							107		107	107
Translation related to impairment charges							75		75	75
Change in valuation of derivatives, net of tax							4		4	4
Minimum pension liability adjustments							(65)		(65)	(65)
Total comprehensive income										$ 228
Dividends ($0.84 per share)				(196)					(196)	
Employee stock plans			27	(3)	1,839	32		1	57	
Treasury stock purchased and related premiums				5	(10,000)	(417)			(412)	
Settlement of share repurchase contracts					(5,520)	(244)			(244)	
Balance at June 30, 2002	249,827	250	222	2,270	(26,817)	(1,070)	(296)	(10)	1,366	
Comprehensive income										
Net earnings				493					493	$ 493
Translation adjustments							48		48	48
Tax effect on translation adjustments							(94)		(94)	(94)
Translation related to impairment charges							13		13	13
Change in valuation of derivatives, net of tax							(5)		(5)	(5)
Minimum pension liability adjustments, net of tax							(5)		(5)	(5)
Total comprehensive income										$ 450
Dividends ($0.88 per share)				(193)					(193)	
Employee stock plans			33	(5)	2,333	49		1	78	
Treasury stock purchased					(11,666)	(486)			(486)	
Balance at June 30, 2003	249,827	250	255	2,565	(36,150)	(1,507)	(339)	(9)	1,215	
Comprehensive income										
Net earnings				549					549	$ 549
Translation adjustments, net of tax of $1							3		3	3
Change in valuation of derivatives, net of tax							(4)		(4)	(4)
Minimum pension liability adjustments, net of tax							66		66	66
Total comprehensive income										$ 614
Dividends ($1.08 per share)				(229)					(229)	
Employee stock plans			46	(39)	4,275	157		(4)	160	
Treasury stock purchased					(4,963)	(220)			(220)	
Balance at June 30, 2004	249,827	$ 250	$ 301	$ 2,846	(36,838)	$(1,570)	$ (274)	$ (13)	$ 1,540	

Condensed Consolidated Statements of Cash Flows

Years ended June 30 (in millions)	2004	2003	2002
Operations:			
Earnings from continuing operations	$ 546	$ 514	$ 357
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	197	191	189
Deferred income taxes	26	100	(27)
Restructuring and asset impairment	11	30	158
Net loss (gain) on sale of businesses and disposition of assets	5	(4)	(16)
Increase (decrease) in defined benefit liability	20	22	(10)
Other	8	17	22
Cash effects of changes in (excluding effects of businesses sold or acquired):			
Receivables, net	3	17	—
Inventories	(35)	(11)	3
Other current assets	—	(1)	(3)
Accounts payable and accrued liabilities	75	(48)	106
Income taxes payable	89	35	99
Pension contributions to qualified plans	(41)	(55)	—
Net cash provided by continuing operations	904	807	878
Net cash used for discontinued operations	(5)	(4)	(2)
Net cash provided by operations	899	803	876
Investing Activities:			
Capital expenditures	(172)	(205)	(176)
Businesses acquired	(13)	—	—
Proceeds from the sale of businesses	—	15	60
Low income housing contributions	(17)	(15)	(14)
Other	(34)	2	20
Net cash used for investing by continuing operations	(236)	(203)	(110)
Net cash provided by investing by discontinued operations	—	10	1
Net cash used for investing activities	(236)	(193)	(109)
Financing Activities:			
Notes and loans payable, net	(75)	30	205
Long-term debt borrowings	8	8	3
Long-term debt repayments	(215)	(27)	(212)
Cash dividends paid	(229)	(193)	(196)
Treasury stock purchased from non affiliates	(155)	(486)	(412)
Treasury stock purchased from related party, Henkel KGaA	(65)	—	—
Settlement of share repurchase contracts	—	—	(257)
Proceeds from settlement of interest rate swaps	24	—	—
Issuance of common stock for employee stock plans, and other	111	41	35
Net cash used for financing by continuing operations	(596)	(627)	(834)
Net cash (used for) provided by financing by discontinued operations	(9)	10	1
Net cash used for financing activities	(605)	(617)	(833)
Effect of exchange rate changes on cash and cash equivalents	2	2	(8)
Net increase (decrease) in cash and cash equivalents	60	(5)	(74)
Cash and cash equivalents:			
Beginning of year	172	177	251
End of year	$ 232	$ 172	$ 177
Supplemental cash flow information:			
Cash paid for:			
Interest, net of amounts capitalized	$ 31	$ 30	$ 47
Income taxes, net of refunds	81	126	119
Non-cash investing activity:			
Venture Agreement			
Equipment and technologies obtained	$ —	$ 125	$ —
Terminal obligation recorded	—	125	—

Management Information

Board of Directors

Robert W. Matschullat (5)
Chairman of the Board
Former Vice Chairman and
Chief Financial Officer
The Seagram Company Ltd.

Daniel Boggan, Jr. (4, 5)
Retired Senior Vice President
National Collegiate Athletic Association

Tully M. Friedman (2, 3, 4)
Chairman and Chief Executive Officer
Friedman Fleischer & Lowe, LLC

Christoph Henkel (2, 3, 5)
Vice Chairman, Shareholders' Committee
Henkel KGaA

William R. Johnson (1, 2)
Chairman, President and
Chief Executive Officer
H. J. Heinz Company

Gerald E. Johnston (3)
President and Chief Executive Officer
The Clorox Company

Gary G. Michael (1, 3, 5)
Retired Chairman of the Board and
Chief Executive Officer
Albertson's, Inc.

Klaus Morwind (4)
Executive Vice President, Personally
Liable Associate and Member of the
Management Board
Henkel KgaA

Jan L. Murley (4, 5)
Chief Executive Officer
The Boyds Collection, Ltd.

Lary R. Scott (1, 2)
Retired Executive Vice President
Arkansas Best Corporation

Michael E. Shannon (1, 3, 4)
President
MEShannon & Associates, Inc.

Board Committees

1 Audit (Gary G. Michael, Chair)
2 Management Development & Compensation (William R. Johnson, Chair)
3 Executive (Gerald E. Johnston, Chair)
4 Finance (Tully M. Friedman, Chair)
5 Nominating & Governance (Robert W. Matschullat, Chair)

Clorox Executive Committee

Jerry Johnston
President and CEO

Larry Peiros
Group Vice President

Frank Tataseo
Group Vice President

Pete Bewley
Senior Vice President — General Counsel

Dan Heinrich
Senior Vice President —
Chief Financial Officer

Jackie Kane
Senior Vice President — Human Resources

Keith Tandowsky
Senior Vice President —
Chief Information Officer

Clorox Leadership Committee

All positions on Clorox Executive Committee, plus:

Dan Dahlgren
Vice President — General Manager,
Auto Care

Wayne Delker
Vice President — Research and
Development

Warwick Every-Burns
Vice President — General Manager,
Asia-Pacific

Robin Evitts*
Vice President — Internal Audit

Greg Frank
Vice President — General Manager,
Brita and Canada

Derek Gordon
Vice President — Marketing

Jim Hardy
Vice President — Product Supply

Tom Johnson*
Vice President — Controller

Grant LaMontagne
Vice President — Sales

José Miguel Pinto
Vice President — General Manager,
Latin America

Steve Robb*
Vice President — Financial Planning
and Analysis

George Roeth
Vice President — General Manager,
Specialty Products

Glenn Savage
Vice President — General Manager,
Laundry and Home Care

Beth Springer
Vice President — General Manager,
Glad Products

Clorox Management Committee

All positions on the Clorox Leadership Committee, plus:

Tarang Amin
Vice President — Marketing,
Laundry and Home Care

Steve Austenfeld
Vice President — Investor Relations

Tim Bailey
Vice President — Product Supply,
Glad and International

John Barnaba
Vice President — Applied Technology

Rich Baruch
Vice President — Sales, Brita and Glad

Pat Bengtsson
Vice President — Associate General
Counsel, Patent

Tom Britanik
Vice President — Marketing,
Specialty Products

Lyné Brown
Vice President — Sales,
Laundry and Home Care

Joy Chen
Vice President — Customer
Capability Development

Chip Conradi
Vice President — Taxes

Mary Jo Cook
Vice President — Marketing, Laundry
and Home Care New Businesses

Carole Davidson
Vice President — Manage Information

Bill Dixey
Vice President — Human Resources
Client Services

Nick Feimer
Vice President — Marketing Services

Steve Fisher
Vice President — Finance and Accounting,
Product Supply

Pam Fletcher*
Vice President — Secretary

James Foster
Vice President — Product Supply,
Specialty Products

Drew Fraser
Vice President — General Manager, Canada

Tony Freire
Associate General Counsel

Jim Gale
Vice President — Strategic Cost Initiatives

Denise Garner
Vice President — Research and
Development, Specialty Products

Tony Gerst
Vice President — New Business Ventures

Jenniffer Hamilton
Vice President — Technology
Center of Expertise

John Hommeyer
Vice President — General Manager,
Laundry Category

Ed Huber
Vice President — Sales, Wal-Mart Team

Kevin Jacobsen
Vice President — Group Controller,
Specialty Products

Jake Karmendy
Vice President — Enterprise Process
Improvement Center

John Kresich
Vice President — Assistant Controller

Bill Lynch
Vice President — Product Supply,
Laundry and Home Care

Rick Magoun
Vice President — Logistics

Pat Meehan
Associate General Counsel

Doug Milliken
Vice President — Brand Development

Larry Popelka
Vice President — New Business Ventures

Cindy Ransom
Vice President — Corporate Procurement
and Contract Manufacturing

Rick Rexing
Vice President — Sales, National Accounts

Charlie Schneider
Vice President — Business Development

Steve Silberblatt
Vice President — New Business
Development

Dan Simpson
Vice President — Corporate Planning

Suzanne Thompson
Vice President — Research and
Development, Laundry and Home Care

Nick Vlahos
Vice President — Sales, Specialty Products

Bobby Zachariah
Vice President — Strategic Outsourcing

* Corporate officer, along with all members of Clorox Executive Committee

For more information about Clorox products, contact:

Consumer Services
The Clorox Company
P.O. Box 24305
Oakland, CA 94623-1305
(510) 271-7000
email: clorox@casupport.com



Clorox Executive Committee (From left) Frank Tataseo, Group Vice President; Jackie Kane, Senior Vice President — Human Resources; Keith Tandowsky, Senior Vice President — Chief Information Officer; Jerry Johnston, President and CEO; Dan Heinrich, Senior Vice President — Chief Financial Officer; Larry Peiros, Group Vice President; and Pete Bewley, Senior Vice President — General Counsel.

The Clorox Company

1221 Broadway
Oakland, CA 94612
(510) 271-7000
www.clorox.com